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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
                                              Statement                     Trading Symbol                      of Original
     Green      Stephen        H.             (Month/Day/Year)              PetroQuest Energy, Inc. (PQUE)      (Month/Day/Year)
----------------------------------------                                 ------------------------------------
     (Last)     (First)     (Middle)          12/21/01                   5. Relationship of Reporting        -----------------------
400 E. Kaliste Saloom Road, Suite 3000     ----------------------------     Person(s) to Issuer              7. Individual or Joint/
----------------------------------------   3. I.R.S. Identification         (Check all applicable)              Group Filing (Check
             (Street)                         Number of Reporting              Director       10% Owner         Applicable Line)
                                              Person, if an entity       -----           -----                   X  Form filed by
Lafayette        Louisiana     70508          (Voluntary)                  X   Officer        Other (specify    --- One Reporting
--------------------------------------                                   -----           -----      below)          Person
      (City)      (State)      (Zip)       ----------------------------  (give title below)                         Form filed by
                                                                         Senior Vice President - Exploration    --- More than One
                                                                         -----------------------------------        Reporting Person
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            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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Common Stock                                      1,000                          I                          By daughter
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Common Stock                                      2,250                          I                          By son
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                   SEC 1473 (3-99)

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FORM 3 (CONTINUED)                      TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                   (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative  2. Date Exercisable     3. Title and Amount of      4. Conversion    5. Ownership    6. Nature of Indirect
   Security (Instr. 4)     and Expiration          Securities Underlying       or Exercise      Form of         Beneficial Ownership
                           Date                    Derivative Security         Price of         Derivative      (Instr. 5)
                           (Month/Day/Year)        (Instr. 4)                  Derivative       Security:
                        -------------------------------------------------      Security         Direct (D) or
                                                                Amount or                       Indirect (I)
                        Date         Expiration                 Number                          (Instr. 5)
                        Exercisable  Date          Title        of Shares
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Employee Stock Option
 (right to buy)            (1)        8/27/09      Common Stock  50,000          $1.44              D
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Employee Stock Option
 (right to buy)            (2)        4/3/10       Common Stock  10,000          $1.81              D
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Employee Stock Option
 (right to buy)            (3)        12/1/10      Common Stock  25,000         $3.125              D
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Employee Stock Option
 (right to buy)            (4)        9/21/11      Common Stock  15,000          $4.95              D
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Explanation of Responses:

(1) Options vested in approximately 1/3 installments on each of 1/1/00, 1/1/01 and 1/1/02.
(2) Options vested in and will vest, as applicable, in approximately 1/3 installments on each of 1/1/01, 1/1/02 and 1/1/03.
(3) Options will vest in approximately 1/3 installments on each of 12/1/01, 12/1/02 and 12/1/03.
(4) Options will vest in approximately 1/3 installments on each of 9/21/02, 9/21/03 and 9/21/04.


                                                                                          /s/ Stephen H. Green            1/10/02
                                                                                    ----------------------------------  ------------
                                                                                     **Signature of Reporting Person        Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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                                                                 SEC 1473 (7-96)